SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Starbase Corporation
(Name of Subject Company (issuer))

Galaxy Acquisition Corp. (Offeror)
Borland Software Corporation (Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

854910205
(CUSIP Number of Class of Securities)

Keith E. Gottfried, Esq.
Senior Vice President—Law and Corporate Affairs,
General Counsel, Corporate Secretary and Chief Legal Officer
Borland Software Corporation
100 Enterprise Way
Scotts Valley, CA 95066-3249
Tel: (831) 431-1000
Fax: (831) 431-4171
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Richard E. Climan, Esq. David A. Lipkin, Esq. Cooley Godward LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94304 Tel: (650) 843-5000 Fax: (650) 849-7400	Daniel E. Stoller, Esq. Richard J. Grossman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036-6522 Tel: (212) 735-3000 Fax: (212) 735-2040

Calculation of Filing Fee

Transaction Valuation Not Applicable	Amount of Filing Fee Not Applicable

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

☒  Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐